Exhibit 3.1

TEXT OF AMENDMENT TO THE BYLAWS

OF ATOSSA GENETICS INC.

Set forth below is the amended and restated text of Article III, Section 12 of the Bylaws of Atossa Genetics Inc.

SECTION 12.       Vice Presidents and Assistant Vice Presidents.  Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.  No Vice President shall be an officer of the Company solely by virtue of such position unless designated as an officer by the Board of Directors.